Exhibit 99.41

Aris Gold Corporation

Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in thousands of United States dollars)

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Aris Gold Corporation

Opinion

We have audited the consolidated financial statements of Aris Gold Corporation (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2021 and December 31, 2020

•	the consolidated statements of income (loss) for the years ended December 31, 2021 and December 31, 2020

•	the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021 and December 31, 2020

•	the consolidated statements of equity for the years ended December 31, 2021 and December 31, 2020

•	the consolidated statements of cash flows for the years ended December 31, 2021 and December 31, 2020

•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Evaluation of certain assumptions used in measuring deferred revenue

Description of the matter

We draw attention to Notes 3, 4 and 15 to the financial statements. On April 15, 2021, the Entity received an initial deposit under a Precious Metals Purchase Agreement with Wheaton Precious Metals International Ltd. The Entity has recorded deferred revenue of $32,532 thousand and revenue of $48,849 thousand, which includes $2,231 thousand that was previously recorded as deferred revenue and a negative cumulative catch-up adjustment of $42 thousand.

The Entity accounts for upfront cash deposits received for streaming arrangements as contract liabilities (deferred revenue). As gold and silver deliveries are made, the Entity recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The consideration received from payments for deliveries made under streaming arrangements is considered variable, and changes are accounted for prospectively as a cumulative catch-up in revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized are life of mine production, timing of construction milestones, long-term commodity price curves and financing rate.

Why the matter is a key audit matter

We identified the evaluation of the life of mine production and long-term commodity price assumptions that are used in the measurement of deferred revenue as a key audit matter. This matter represented an area of significant risk of material misstatement as changes to the significant assumptions could have a significant impact on the measurement of deferred revenue. As a result, significant auditor judgment was required in evaluating the significant assumptions.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter. We compared the life of mine production estimates to the mineral reserves and resources of the Marmato Mine. We assessed the competence, capabilities and objectivity of the Entity’s personnel who prepared the mineral reserves and mineral resources estimate, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future gold prices used in the Entity’s assessment by comparing to third party estimates.

Other Information

Management is responsible for the other information. Other information comprises the information included in Management’s Discussion and Analysis filed with the relevant Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

•

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditors’ report is Michael D. Woeller.

Vancouver, Canada

March 3, 2022

Consolidated Statements of Financial Position (Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Notes	2021	2020

ASSETS

Current
Cash and cash equivalents		$138,008	$32,007
Cash in escrow	6	3,995	142,096
Gold in trust	11	637	-
Accounts receivable	18b	4,249	2,207
Inventories	7	7,128	8,236
Prepaid expenses and deposits		333	66
		154,350	184,612
Non-current
Mining interests, plant and equipment	9	137,317	105,964
Other long-term receivables	18b	1,102	-
Other long-term assets		897	-

Total assets		$293,666	$290,576

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	10	$13,234	$13,231
Subscription receipts payable	12	-	92,626
Income tax payable		-	1,192
Current portion of long-term debt	11	6,510	1,516
Current portion of deferred revenue	15	2,117	-
Current portion of provision for decommissioning	14	425	281
Current portion of lease obligations	13	276	206
		22,562	109,052
Non-current
Long-term debt	11	79,614	81,742
Warrant liabilities	16c	26,954	26,298
Deferred revenue	15	30,415	-
Provision for decommissioning	14	2,813	4,121
Deferred income taxes	17	4,024	3,561
Lease obligations	13	299	212
Other long-term liabilities	16f	265	-

Total liabilities		166,946	224,986

Equity
Share capital	16b	239,626	165,532
Contributed surplus		5,383	4,057
Accumulated other comprehensive loss		(39,968)	(27,251)
Retained earnings (deficit)		(78,321)	(76,748)

Total equity		126,720	65,590

Total liabilities and shareholders’ equity		$293,666	$290,576

Commitments and contingencies	Note 18c
Subsequent events	Note 3, Note 11, Note 15, Note 16

Approved by the Board of Directors and authorized for issue on March 3, 2022:

/s/ Neil Woodyer                     Director                /s/ David Garofalo                     Director

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Income (Loss) (Expressed in thousands of U.S. dollars, except per share and share amounts)

		Year ended December 31,
	Notes	2021	2020

Revenue	19	$48,849	$42,790
Cost of sales	20	(40,915)	(33,568)
Depreciation and depletion		(2,006)	(1,152)
Materials and supplies inventory provision	7	(801)	-

Income from mining operations		5,127	8,070
Acquisition and restructuring costs	24	(12,750)	-
RTO Transaction expense	5	-	(16,700)
General and administrative		(7,655)	(3,984)
Share-based compensation	16g	(2,054)	(4,502)
Other expenses		(21)	-

Loss before finance income/(expenses) and income tax		(17,353)	(17,116)
Gain (loss) on financial instruments	22	18,068	(47,927)
Interest and accretion		(754)	(2,193)
Financing fees and expenses	21	(149)	(13,809)
Foreign exchange gain (loss)		227	490
Finance income		181	74

Earnings (loss) before income tax		220	(80,481)
Income tax (expense) recovery
Current	17	(815)	(2,699)
Deferred	17	(978)	66

Net loss		$(1,573)	$(83,114)

Basic and diluted loss per share		$(0.01)	$(1.25)

Weighted average number of outstanding common shares		134,282,133	66,368,185

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2021	2020

Net loss		$(1,573)	$(83,114)

Other comprehensive earnings (loss):
Items that will not be reclassified to profit in subsequent periods:
Unrealized gain (loss) on Gold Notes due to change in credit risk ($nil tax effect)	11	(4,067)	579

Unrealized gain on GLN Subscription receipts due to change in credit risk ($nil tax effect)	11	-	(6,702)

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment (net of tax effect)	17	(8,650)	342

Comprehensive earnings (loss)		$(14,290)	$(88,895)

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Equity (Expressed in thousands of U.S. dollars, except share amounts)

Year ended December 31, 2021	Share Capital - Number	Common Shares Amount	Contributed surplus	Accumulated OCI	Retained earnings	Total equity

At December 31, 2020	99,800,162	$165,532	$4,057	$(27,251)	$(76,748)	$65,590
Stock options exercised (Note 16d)	255,000	507	(84)	-	-	423
Share-based compensation (Note 16g)	-	-	1,410	-	-	1,410
Shares issued on Aris Gold Subscription Receipt conversion (Note 12)	37,777,778	73,587	-	-	-	73,587
Comprehensive earnings (loss)	-	-	-	(12,717)	(1,573)	(14,290)
At December 31, 2021	137,832,940	$239,626	$5,383	$(39,968)	$(78,321)	$126,720

Year ended December 31, 2020	Share Capital - Number	Common Shares Amount	Contributed surplus	Accumulated OCI	Retained earnings	Total equity

Balance - beginning of period, Bluenose - February 25, 2020	10,852,840	$15,390	$1,012	$-	$(16,496)	$(94)
RTO adjustment (1)(2)	-	(15,390)	(1,012)	-	16,496	94
Acquisition of CG Panama (Note 5)	28,750,100	44,594	-	(21,470)	6,366	29,490
CFC Broker Warrants issued in CFC Private Placement (Note 16b)	-	-	161	-	-	161
Share-based RTO Transaction Costs (Note 5)	-	-	109	-	-	109
Share-based compensation (Note 16g)	-	-	3,821	-	-	3,821
Stock options exercised (Note 16d)	75,000	142	(25)	-	-	117
Fair value of RTO Transaction consideration (Note 5)	-	16,346	-	-	-	16,346
Financial advisory fee paid in shares (Note 16b)	100,000	151	-	-	-	151
Shares issued for CFC Private Placements (Note 16b)	10,792,500	8,994	-	-	-	8,994
Share issue costs related to CFC Private Placements (Note 16b)	-	(440)	-	-	-	(440)
Shares issued for GCM Mining SARC Private Placement (Note 24)	7,000,000	10,260	-	-	-	10,260
Share issue costs related to GCM Mining Private Placement	-	(28)	-	-	-	(28)
Shares issued in exchange for acquisition of SARC (Note 8)	20,000,000	39,962	-	-	-	39,962
Shares issued in exchange for Special Warrants (Note 16b)	22,222,222	45,535	-	-	-	45,535
Broker warrants exercised	7,500	16	(9)	-	-	7
Comprehensive earnings (loss)	-	-	-	(5,781)	(83,114)	(88,895)
At December 31, 2020	99,800,162	$165,532	$4,057	$(27,251)	$(76,748)	$65,590
(1)

As described in Note 5, the Company, which was then named Bluenose Gold Corp. (“Bluenose”), completed the acquisition of Caldas Finance Corp. (“CFC”) on February 24, 2020 through a share exchange agreement (“RTO Transaction”) whereby the Company purchased all the issued and outstanding shares of CFC.

(2)

Effective February 21, 2020, immediately prior to the RTO Transaction, Bluenose consolidated its common shares on a one-for-10 basis. All historical references herein to common shares, stock options and per share amounts have been retroactively adjusted to reflect this share consolidation.

See accompanying notes to the Consolidated Financial Statements.

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Consolidated Statements of Cash Flows (Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2021	2020
Operating Activities
Net earnings (loss)		$(1,573)	$(83,114)
Adjusted for the following items:
Depreciation		2,006	1,152
Materials and supplies inventory provision		801	-
Share-based compensation	16g	2,054	4,502
RTO transaction costs	5	-	16,700
Financing fees and expenses	21	149	13,809
Interest and accretion		754	2,193
(Gain) loss on financial instruments	22	(18,068)	47,927
Amortization of deferred revenue	15	(4,828)	-
Foreign exchange gain		(280)	(490)
Current income tax expense	17	815	2,699
Deferred income tax expense (recovery)	17	978	(66)
Other items		39	(9)
Metal stream deposit received	15	34,000	-
Payment of rehabilitation obligations	14	(54)	-
DSUs exercised	16e	(647)	-
Changes in non-cash operating working capital items	23	(2,892)	2,974

Operating cash flows before taxes		13,254	8,277
Income taxes paid		(2,295)	(1,802)

Net cash provided by operating activities		10,959	6,475
Investing Activities
Additions to mining interests, plant and equipment (net)	9	(32,414)	(20,635)
Value added taxes paid		(1,168)	-
Additions to other long-term assets		(296)	-
Advance for acquisition of SARC	8	-	(9,961)
Net liabilities acquired in RTO Transaction	5	-	33

Net cash used in investing activities		(33,878)	(30,563)
Financing Activities
Release of cash in escrow from Subscription Receipts financing	12	66,284	4,730
Release of cash in escrow from GLN financing	6	65,073	-
Repayment of Gold Notes, including Gold Premium	11	(2,014)	-
Increase in Gold Trust Account	11	(635)	-
Aris Subscription Receipts financing fees and expenses	21	(149)	(2,363)
Wheaton stream financing fees and expenses	21	-	(1,805)
Proceeds from issuance of Special Warrants	16b	-	37,365
Special Warrants issue costs	21	-	(2,787)
GLN Subscription Receipts financing fees and expenses	11	-	(863)
Proceeds from CFC Private Placement	16b	-	19,730
Funding received from related party	24b	-	348
Financing fee paid	16b	-	(428)
Stock options and warrants exercised	16c,d	423	128
Payment of lease obligations	13	(346)	(123)

Net cash provided from financing activities		128,636	53,932

Impact of foreign exchange rate changes on cash and equivalents		284	(509)

Increase in cash and cash equivalents		106,001	29,335
Cash and cash equivalents, beginning of period		32,007	2,672

Cash and cash equivalents, end of period		$138,008	$32,007

See accompanying notes to the Consolidated Financial Statements.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Gold Corporation (the “Company” or “Aris Gold”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company graduated its listing to the Toronto Stock Exchange (“TSX”) on February 12, 2021 and trades under the symbol “ARIS”. The Company also trades on the OTCQX under the symbol “ALLXF”.

Aris Gold is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia and Canada, with its principal operations located in the Zona Baja mining license area in the Department of Caldas, Colombia (the “Marmato Mine”), this is comprised of the Upper Mine, currently in production and the Lower Mine which is a new underground development. The Company also owns the Juby Project, an advanced exploration-stage gold project located within the Shining Tree area in the southern part of the Abitibi greenstone belt south-southeast of the Timmins gold camp.

As described in Note 5, the Company, which was then named Bluenose Gold Corp. (“Bluenose”), completed the acquisition of Caldas Finance Corp. (“CFC”) on February 24, 2020 through a share exchange agreement (“RTO Transaction”) whereby the Company purchased all of the issued and outstanding shares of CFC. CFC was incorporated in British Columbia, Canada on November 4, 2019 by GCM Mining (“GCM”) (formally Gran Colombia Gold Corp.) for the transfer of GCM’s Marmato Mine to the Company. References to Bluenose Gold Corp. prior to the RTO Transaction herein are referred to as “Bluenose”.

2.	Basis of Presentation

These Consolidated Financial Statements, as approved by its Board of Directors on March 3, 2022, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

As outlined in Note 1, the RTO Transaction was accounted for as a reverse acquisition of Bluenose by CFC for accounting purposes. As a result, for accounting purposes, CFC has been identified as the accounting acquirer of Bluenose and, therefore, the historical financial statements are those of CFC for the period to February 24, 2020.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	Summary of Significant Accounting Policies

The significant accounting policies applied in preparing these Consolidated Financial Statements are as follows:

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of December 31, 2021 are as follows:

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Entity	Property/function	Registered	Functional currency (1)

Aris Gold Corporation(2)	Corporate	Canada	USD
Aris Gold Acquisition Corp.	Corporate	Canada	USD
Caldas Gold Colombia Inc. (“CG Panama”)	Corporate	Panama	USD
Caldas Gold Marmato S.A.S. (“CG Marmato”)	Marmato Mine	Colombia	COP

(1)	“USD” = U.S. dollar; “COP” = Colombian peso.
(2)

On January 1, 2021, the Company completed a vertical short form amalgamation with South American Resource Corporation (“SARC”) pursuant to which all of the issued and outstanding shares of SARC were cancelled and SARC ceased to exist. SARC’s interest in the Juby Project and 25% joint venture interest in certain claims adjoining the Juby Project are now held directly by the Company.

(3)	On February 2, 2022 the Company completed the incorporation of Aris Gold Switzerland SA, a wholly-owned subsidiary of Aris Gold Acquisition Corp.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company.

Foreign currency translation

a)	Functional and presentation currencies

Items included in the financial statements of each entity consolidated by the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company’s principal subsidiaries are disclosed in the table under “Consolidation” above.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency of the entity using the exchange rates prevailing at the dates of the transactions or revaluation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income and loss in “foreign exchange gain (loss)”.

c)	Group companies

The results and financial position of CG Marmato, which has a functional currency different from the presentation currency, are translated into the presentation currency as follows:

i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii)

income and expenses for each consolidated statement of operations and cash flows for the periods presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

iii)

components of equity are translated at the exchange rates at the dates of the relevant transactions or at average exchange rates where this is a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, and are not re-translated; and

iv)	all resulting exchange differences are recognized in other comprehensive income and loss.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the consolidated statement of operations as part of the gain or loss on sale.

Segment reporting

Reportable segments are those whose operating results are reviewed by the chief operating decision-maker, identified as the Board of Directors, which is responsible for allocating resources and assessing performance.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Company has three reportable segments, the first being the exploration, development and operation of the Marmato gold properties in Colombia, the second being the advanced exploration-stage property Juby in Ontario, Canada and the third being the corporate administration office in Vancouver responsible for oversight and financing for the group. Refer to Note 26 for additional information.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included in liabilities as bank indebtedness.

Gold in Trust

The Gold Trust Account represents the physical gold the Company has deposited in accordance with the terms of the 7.5% Gold-Linked Notes (“Gold Notes”) (Note 11) to satisfy its quarterly principal repayment obligations. At the end of each reporting period, the balance of gold ounces accumulated in the Gold Trust Account is valued at the lower of cost or net realizable value (“NRV”). NRV is the estimated sale price of the gold, generally determined based on the spot price at the period end.

Inventories

Mineral inventories are valued at the lower of average production cost and net realizable value (“NRV”). The cost of mineral inventories includes all costs related to bringing the inventory to its current condition, including mining and processing costs, labour costs, materials and supplies, direct and allocated indirect operating overhead and depreciation expense. Materials and supplies inventories are valued at the lower of cost and NRV, where cost is calculated on a weighted average basis. NRV is the estimated selling price less estimated costs to complete and applicable selling expenses.

Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”).

Financial assets are measured at amortized cost if both of the following criteria are met and the financial assets are not designated as at FVTPL: 1) the objective of the Company’s business model is to collect the contractual cash flows; and 2) the asset’s contractual cash flows represent solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in other comprehensive income with no reclassification to profit and loss. The election is made on an investment-by-investment basis.

All financial assets not measured at amortized cost or FVOCI, including derivative financial assets, are measured at FVTPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are subsequently measured and classified as amortized cost or as FVTPL. Derivative financial liabilities are measured at FVTPL. The Company, at initial recognition, may designate a hybrid financial liability that contains embedded derivative financial instruments, at FVTPL. For such financial liabilities recorded at FVTPL, the change in fair value due to changes in the Company’s credit risk is recorded in other comprehensive income, with the remainder of the change in fair value recorded in profit and loss.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVTPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVTPL or FVOCI. The carrying amount of financial liabilities after initial recognition depends on whether they are classified as amortized cost or FVTPL.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Financial assets and financial liabilities classified as amortized cost are accounted for subsequent to initial recognition using the effective interest method.

Loss allowances for “expected credit losses” are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company has assessed the classification and measurement of its financial assets and financial liabilities as follows:

Classification category

Cash and cash equivalents	Amortized cost
Cash in escrow	Amortized cost
Accounts receivable	Amortized cost
Other long term receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
DSU liability	FVTPL
PSU liability	FVTPL
Gold Notes	FVTPL
Warrant liabilities	FVTPL
Subscription Receipts payable	FVTPL

Fair value hierarchy

The Company classifies financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

With the availability of quoted prices in an active market, the Listed Warrants, Subscription Receipts payable and DSU

& PSU liabilities are classified as Level 1 in the fair value hierarchy. The Gold Notes and Unlisted Warrants are classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

Mining interests, plant and equipment

a)     Exploration and evaluation (“E&E”) assets

The Company’s principal exploration and evaluation mining interests is the Juby Project. Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation expenditures are capitalized. Exploration and evaluation expenditures include costs which are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods;
•	completing pre-feasibility and feasibility studies; and
•	costs incurred in acquiring mineral rights.

An impairment review of exploration and evaluation assets is performed, either individually or at the cash-generating unit (“CGU”) level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. Indicators of impairment for exploration and evaluation assets are not identified provided that at least one of the conditions below is met:

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

•	such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
•

exploration and evaluation activities in the area of interest have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

To the extent that indicators of impairment are identified occurs, an impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset or CGU’s carrying amount exceeds its recoverable amount.

Where a project is determined to be technically feasible and commercially viable and a decision has been made to proceed with development with respect to a particular area of interest, the relevant exploration and evaluation asset is first tested for impairment and then the balance is reclassified as a development project in mining interests, plant and equipment.

b)	Plant and equipment

Plant and equipment is recorded at cost less accumulated depreciation, amortization and impairment charges, if any. Cost includes expenditures that are directly attributable to the acquisition and are recorded as part of the development and construction of the asset. Costs to acquire mineral properties are capitalized and represent the property’s fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statements of income and loss during the financial period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant components and depreciates each component separately. The residual values and useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each reporting period.

Depletion of capitalized costs related to mineral properties will be charged to cost of sales on a unit-of-production basis based upon proven and probable reserves and estimated mineable mineral resources until the properties are abandoned, sold or considered to be impaired in value. Mineral properties are tested for impairment in accordance with the policy for impairment of non-financial assets as set out below. Land is not depreciated.

Depreciation of plant and equipment and other assets is calculated using the straight-line method to allocate their cost to their residual values over the shorter of the life of mine or their estimated useful lives, as follows:

Machinery and equipment	10 years
Transportation equipment	5 years
Office and other equipment	4 to 10 years
Buildings and improvements	20 years

Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired using an expected credit loss impairment model. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Non-financial assets

Assets that are subject to depreciation and E&E assets are reviewed for impairment, or reversal of impairment, as the case may be, whenever events or changes in circumstances indicate there is a change in the recoverability of the carrying amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows (cash generating units or “CGUs”), which are typically individual mining projects. The estimates used for impairment reviews are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36, Impairment of Assets.

Value in use is determined based on discounted cash flow models taking into consideration estimates of the quantities of the reserves and mineral resources, future production levels, future gold and silver prices, and future cash costs of production, capital expenditure, shutdown, restoration and environmental clean-up, excluding future expansions or development projects. Assumptions used are specific to the Company and the discount rate applied in the value in use test is based on the Company’s estimated pre-tax weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecasted cash flows.

When evaluating fair value less costs of disposal, fair value is determined based on the amount that could be obtained in an arm’s length transaction and generally uses a discounted cash flow model based on the present value of estimated future cash flows, including future expansions or development projects. In a fair value less costs of disposal analysis the assumptions used are those that a market participant would be expected to apply.

An impairment charge is recognized in the consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, other than goodwill, that were previously impaired are reviewed for possible reversal of the impairment at each reporting date when an event warrants such consideration. The reversal is limited to the carrying amount that would have been determined, net of any applicable depreciation, had no impairment charge been recognized in prior years.

Borrowing costs

The Company does not capitalize borrowing costs related to exploration and evaluation assets. All borrowing costs related to exploration and evaluation assets are recognized as interest and accretion in the consolidated statement of income (loss) in the period in which they are incurred.

Once the Company has established that exploration and evaluation assets have reached technical feasibility and commercial viability, they are reclassified to development projects. Borrowing costs incurred that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. In the case of mining properties, the mining property is ready for its intended use when it commences commercial production. Capitalization will commence on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

For funds obtained from general borrowing, the amount capitalized will be calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized will represent the actual borrowing costs incurred on the specific borrowings less any investment income earned on the temporary investment of those borrowings.

Current and deferred income tax

The provision for income tax comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Deferred income tax is recognized using the asset and liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Provisions for other liabilities and charges

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are based on management’s best estimate of the expenditure required to settle the obligation and are generally measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as accretion expense.

Deferred Revenue

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15, Revenue from contracts with customers (“IFRS 15”). Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver gold and silver produced at the Marmato Mine. As gold and silver deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold and silver ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

A financing charge on deferred revenue is recognized when the Company identifies a significant financing component related to its streaming arrangements, resulting from a difference in the timing of the up-front consideration received and delivery of the gold and silver ounces. The interest rate is determined based on the rate implicit in each streaming arrangement at the date of initial recognition. Financing components that are attributable to qualifying assets under development will be capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use, in accordance with the Company’s borrowing costs policy.

The consideration received from payments for deliveries made under streaming arrangements is considered variable, subject to changes in the total estimated gold and silver ounces to be delivered and gold and silver prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in the consolidated statement of income (loss).

Provision for Decommissioning

The provision for decommissioning arises from the development, construction and normal operation of mining property, plant and equipment as mining activities are subject to various laws and regulations governing the protection

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations.

The estimated present value of reclamation liabilities is recorded in the period in which the liabilities are incurred. A corresponding change to the carrying amount of the related asset is recorded and depreciated on a unit-of-production basis. The liability will be increased each period to reflect the interest element and will also be adjusted for changes in the discount rates and in the estimates of the amount, timing and cost of the work to be carried out.

Future remediation costs are determined based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected by adjusting the provision for decommissioning and the related asset in the period during which an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs they will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. The estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and pre-tax interest rates that reflect current market assessment of time value of money. The Company also estimates the timing of the outlays, which is subject to change depending on continued exploration and newly discovered mineral reserves.

Actual costs incurred may differ from those estimated amounts. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Revenue recognition

Revenue from the sale of gold and silver is recognized when control has been transferred to the customer, which is considered to occur when products have been delivered to the location specified by the customer and the risks of loss have been passed to the customer. Revenue is measured based on the spot price agreed to between the Company and the customer prior to each delivery, in accordance with the contract, which does not include any provisional pricing arrangements.

Share-based payments

The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

a)	Stock option plan

The Company records equity-settled share-based payments under which the entity receives services from employees and consultants as consideration for stock options granted by the Company. For employees and others providing similar services, the total amount to be expensed is based on the fair value of the options granted. The fair value is determined using the Black-Scholes model on grant date. Measurement inputs include share price on measurement date, exercise price, expected volatility, expected life, expected dividends, expected forfeiture rate and the risk-free interest rate.

The compensation expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income (loss) with a corresponding adjustment to equity.

b)	Deferred share units (“DSUs”)

DSUs were adopted by the Company in 2020 as the equity-based instrument under the long-term incentive plan (“LTIP”) for its non-executive directors. Each DSU represents the right for a non-executive director to receive a cash payment (subject to withholdings) when they cease to be a director of the Company. The cash payment is equal to the product of (i) the vested number of DSUs held and (ii) the volume-weighted average market price of the Company’s common shares for the five business days preceding such date.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The DSUs represent a financial liability as they can only be settled in cash upon the departure of the directors. As such, the DSUs granted and vested are initially recognized at their fair value as share-based compensation with a corresponding amount recorded in accounts payable and accrued liabilities on the statement of financial position. The DSU liability is subsequently remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation. Unvested DSUs are recognized as share-based compensation over the vesting period using the straight-line method.

c)	Preferred share units (“PSUs”)

The Company established a PSU plan in 2021 as part of its compensation program for employees. Each PSU represents the right for an employee to receive a cash payment (subject to withholding) when the PSUs have vested. PSU grants have three-year vesting, with vesting contingent on performance at the end of the three-year performance period. The performance factor will be based on the cumulative three-year Total Shareholder Return (“TSR”) compared to the S&P/TSX Global Gold Index. If performance is between threshold and maximum, vesting will be determined on a straight-line basis between 50% and 200% of target.

PSUs are cash-settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares immediately before the last day of the performance period of the shares. The performance thresholds are as follows:

Performance	Comparative three-year TSR versus S&P/TSX Global Gold Index	Vesting (% of grant)

Below threshold	More than 25% points below index	0%

Threshold	25% points below index	50%

Target	Matches index	100%

Maximum	50% points above index	200%

The PSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the PSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other long-term liabilities on the statement of financial position. The PSU liability is remeasured to its fair value at each period end with the change in fair value during the period recognized as share-based compensation.

Loss (earnings) per share

Basic (loss) earnings per share is computed by dividing net (loss) income for the period by the weighted average number of common shares outstanding during the period.

Provided that they are not anti-dilutive, diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. This method assumes that proceeds received from the exercise of stock options and warrants and any unamortized share-based compensation amounts are used to repurchase common shares at the prevailing market rate.

Leases

The Company recognizes a lease liability with a corresponding right-of-use (“ROU”) asset on the date at which the leased asset is available for use by the Company. The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using the interest rate implicit in the lease. If the implicit rate cannot be readily determined, the Company’s incremental borrowing rate is used, being the rate that it would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost and decreased by lease payments made over the lease period. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of any residual amount payable, or if applicable, the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The ROU asset is depreciated using the straight-line method from the recognition date to the earlier of the end of the useful life of the asset or the end of the lease term.

Payments associated with short-term leases and leases of low-value assets are expensed as they are incurred in profit or loss. Short-term leases have a lease term of 12 months or less.

New accounting standards issued but not effective

IAS 16 – Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company on adoption.

IFRS 3 – Business Combinations

The IASB has issued an amendment to IFRS 3, Business Combinations adding an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. This exception specifies that for some assets and liabilities, an entity applying IFRS 3 should instead refer to IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The amendment is effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IFRS 9 – Financial Instruments

The IASB has issued an amendment to IFRS 9, Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IAS 37 – Provisions, contingent liabilities and contingent assets

The IASB has issued an amendment to IAS 37, Provisions, contingent liabilities and contingent assets to IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The amendments are effective for annual periods beginning no earlier than January 1, 2024 and are to be applied retrospectively. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

4.	Significant Accounting Judgements, Estimates and Assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

At each reporting date, the Company evaluates the likelihood of whether some portion of the deferred tax assets will not be realized. Once the evaluation is completed, if the Company believes that it is probable that some portion of the deferred tax assets will fail to be realized, the Company records only the remaining portion for which it is probable that there will be available future taxable profit against which the temporary differences can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant judgments.

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the ore body can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Valuation of long-lived assets

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, the Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes, warrant liabilities, and the subscription receipts are recorded at FVTPL. Fair values of Gold Notes, warrant liabilities and subscription receipts have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. The fair value of the listed warrants are determined using quoted prices in an active market.

Deferred Revenue

Judgment was required in determining the accounting for the Company’s Precious Metals Purchase Agreement (the “PMPA”) with Wheaton Precious Metals International Ltd. (“WPM”) which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, the Company is required to satisfy the performance obligations through Marmato mine’s production, and revenue will be recognised over the duration of the contract as the Company satisfies its obligation to deliver gold and silver ounces.

The advance received from WPM has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognised as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the Marmato mine.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above change. Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

Valuation Inputs	Description

Financing Rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodities price curves	Estimates of the long-term commodities prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPM.

Life of Mine Production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Marmato mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPM have been estimated based on the prefeasibility study.

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Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	RTO Transaction

On February 24, 2020, the Company acquired all of the issued and outstanding shares of CFC, a subsidiary of GCM, in an RTO Transaction in exchange for the issuance of 39,542,600 common shares of the Company. The Company then issued, in exchange for the 10,852,840 outstanding share purchase warrants and 125,550 broker warrants (Note 16c) issued prior to the RTO Transaction, the same number of replacement warrants and broker warrants with equivalent terms.

In accounting for the reverse takeover, the RTO Transaction consideration was determined by reference to the fair value of the number of shares the legal subsidiary, being CFC, would have issued to the legal parent entity, being the Company, to obtain the same percentage ownership interest of 21.5% in the combined entity. As a result, the consideration was measured at the value of the 10,852,840 shares that would have been issued by CFC if it were the legal parent and acquirer.

The excess of the fair value of the RTO Transaction consideration to the Company over the fair value of the assets and liabilities of the Company acquired by CFC on February 24, 2020 was as follows:

Fair value of RTO Transaction consideration for 10,852,840 common shares	$16,346

Fair value of assets and liabilities acquired
Cash and cash equivalents	33
Accounts receivable	8
Accounts payable and accrued liabilities	(135)

Net liability assumed	(94)

Excess of RTO Transaction consideration over net liability assumed	$16,440

The $16.4 million excess of the RTO Transaction consideration over the net liability assumed and the RTO Transaction costs of $0.3 million, including a financial advisory fee (Note 16b) and the fair value of stock options honoured (Note 16d), were expensed in the statement of operations during the year ended December 31, 2020.

6.	Cash in Escrow

	December 31, 2021	December 31, 2020

Gold Notes – interest payments for Jan 2022 to Aug 2022 (Note 11)	$3,995	$10,215
Gold Notes - other proceeds (Note 11)	-	65,073
Aris Subscription Receipts (Note 12)	-	66,808

Total	$3,995	$142,096

On February 3, 2021, the escrow release conditions for the Gold Notes were met and the $65.1 million of proceeds held in escrow were released to the Company. The balance of the Gold Notes proceeds held in escrow, which amounted to $4.0 million at December 31, 2021, will be used to fund the monthly interest payments on the Gold Notes from January 2022 through August 2022.

On February 4, 2021, the escrow release conditions for the Aris Subscription Receipts were met and the $66.3 million (C$85.0 million) of proceeds held in escrow (equivalent to $66.8 million at December 31, 2020) were released to the Company.

Page | 20

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Inventories

	December 31, 2021	December 31, 2020
Finished goods	$1,954	$ 2,470
Metal in circuit	254	-
Ore stockpiles	107	273
Materials and supplies	4,813	5,493
Total	$7,128	$ 8,236

During the year ended December 31, 2021, the total cost of inventories recognized in the statement of operations amounted to $40.9 million (December 31, 2020 - $33.6 million).

During the year ended December 31, 2021, a provision for obsolescence of $0.8 million was recorded against materials and supplies inventory (December 31, 2020 - nil).

8.	Acquisition of South American Resources Corp. (“SARC”)

On July 2, 2020, the Company completed the acquisition of all of the issued and outstanding shares of SARC by way of an amalgamation agreement (the “Amalgamation Agreement”) effecting a three-cornered amalgamation between the Company, SARC and 1241868 B.C. Ltd., a wholly-owned subsidiary of the Company. SARC is the holder of certain advanced exploration-stage mining assets in Northeastern Ontario, including a 100% interest in the Juby Project and a 25% interest in certain claims adjoining the Juby Project.

Pursuant to the terms of the Amalgamation Agreement, the Company issued 20,000,000 common shares (the “SARC Consideration Shares”) to the shareholders of SARC and, through a $10.0 million promissory note (Note 16b) advanced to SARC on June 30, 2020, partially funded SARC’s acquisition of the Juby Project and adjoining claims. Certain shareholders of SARC have entered into voluntary lock-up agreements with the Company pursuant to which such security holders, holding approximately 17.4 million or 87% of the SARC Consideration Shares, have agreed to not sell their SARC Consideration Shares for a period of two years from the closing date of the transaction. No insiders of the Company or GCM received any of the SARC Consideration Shares.

The acquisition has been accounted for as an asset acquisition as the Company has determined that SARC does not constitute a business as defined by IFRS. The acquisition cost, consisting of the fair value of the Consideration Shares and the promissory note, totalled $50.3 million and has been allocated to the acquired identifiable assets and liabilities of SARC.

The consideration paid and the allocation of the fair value to the assets and liabilities of SARC acquired by the Company on July 2, 2020 is summarized as follows:

Consideration paid
Promissory note (Note 16b)	$ 10,000
Fair value of 20,000,000 common shares issued to SARC shareholders (Note 16b)	39,962
Acquisition costs	381

Total consideration paid	$ 50,343

Fair value of assets and liabilities acquired at assigned values
Cash and cash equivalents	$ 420
Accounts receivable	11
E&E assets	50,021
Accounts payable and accrued liabilities	(109)

Net assets acquired	$ 50,343

Page | 21

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	Mining Interests, Plant & Equipment

		Mineral Properties
		Depletable	Non-depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2020	$26,879	$-	$-	$89,382	$116,261
Additions	7,856	1,894	21,383	2,756	33,889
Disposals	(411)	-	-	-	(411)
Change in decommissioning liability	-	(713)	-	-	(713)
Transfers	-	3,836	35,895	(39,731)	-
Capitalized borrowing costs (Note 11, 15)	-	-	9,712	-	9,712
Exchange difference	(4,115)	(583)	(5,427)	(764)	(10,889)

Balance at December 31, 2021	$30,209	$4,434	$61,563	$51,643	$147,849

Accumulated Depreciation
Balance at December 31, 2020	$(10,297)	$-	$-	$-	$(10,297)
Depreciation	(1,739)	(294)	-	-	(2,033)
Disposals	281	-	-	-	281
Exchange difference	1,500	17	-	-	1,517

Balance at December 31, 2021	$(10,255)	$(277)	$-	$-	$(10,532)

Net book value at December 31, 2020	$16,582	$-	$-	$89,382	$105,964
Net book value at December 31, 2021	$19,954	$4,157	$61,563	$51,643	$137,317

Exploration projects of $39.7 million were transferred to development projects and depletable operations starting February 2021 when the Marmato mining license extension was granted and management determined that the assets had reached technical feasibility and commercial viability.

Plant and equipment as of December 31, 2021 includes ROU assets with a net book value of $0.6 million (December 31, 2020 - $0.4 million).

		Mineral properties
		Depletable	Non-depletable
	Plant and equipment	Operations	Development projects	Exploration projects	Total
Cost
Balance at December 31, 2019	$19,341	$-	$-	$21,058	$40,399
Acquisition of South American Resources	-	-	-	50,021	50,021
Change in decommissioning liability	-	-	-	3,674	3,674
Additions	7,825	-	-	14,488	22,313
Exchange difference	(287)	-	-	141	(146)
Balance at December 31, 2020	$26,879	$-	$-	$89,382	$116,261
Accumulated Depreciation
Balance at December 31, 2019	$(9,429)	$-	$-	$-	$(9,429)
Depreciation expense	(1,203)	-	-	-	(1,203)
Disposals	-	-	-	-	-
Exchange difference	335	-	-	-	335
Balance at December 31, 2020	$(10,297)	$-	$-	$-	$(10,297)

Net book value at December 31, 2019	$9,912	$-	$-	$21,058	$30,970
Net book value at December 31, 2020	$16,582	$-	$-	$89,382	$105,964

Page | 22

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	Accounts Payable and Accrued Liabilities

	December 31, 2021	December 31, 2020

Trade payables related to operating, general and administrative expenses	$7,049	$8,189
Trade payables related to capital expenditures	3,538	1,930
Other provisions and accrued liabilities	2,125	2,185
DSU liability (Note 16e)	413	681
Due to related party (Note 24)	109	246
Total	$13,234	$13,231

11.	GLN Subscription Receipts and long-term Debt

On August 26, 2020, the Company completed a private placement offering of subscription receipts for aggregate gross proceeds of $83.1 million. A total of 83,066 subscription receipts of the Company (“GLN Subscription Receipts”) were sold pursuant to the offering at a price of $1,000 per GLN Subscription Receipt. Each GLN Subscription Receipt entitled the holder thereof to receive one unit of the Company on the exercise or deemed exercise of the GLN Subscription Receipt with each unit being convertible to 1,000 senior secured gold-linked notes with $1.00 principal amounts (“Gold Notes”) (see below) and 200 Listed Warrants of the Company having the same terms and conditions as the Listed Warrants issued pursuant to the Special Warrants (Note 16c).

The Company recorded a liability for the initial fair value of the GLN Subscription Receipts in the amount of $83.1 million. The GLN Subscription Receipts represented financial liabilities at FVTPL for the duration they were outstanding.

Subscription receipts	Amount

As at date of issuance on August 26, 2020	$83,066
Change in fair value through profit and loss (Note 22)	2,179
Change in fair value through OCI due to changes in credit risk	6,702

As at the date of conversion on November 17, 2020	91,947
Fair value ascribed to Long-term debt	(83,066)
Fair value ascribed to the 2025 Warrants (Note 16c)	(8,881)

As at December 31, 2020	$-

After deducting the agents’ commission and certain expenses of the offering totalling $5.7 million, the net proceeds of $77.4 million were placed in escrow (the “Escrowed Funds”) pending certain escrow release conditions. Total financing costs recorded in the statement of operations in the year ended December 31, 2020 related to the GLN Subscription Receipts amounted to $6.5 million (Note 21), $0.9 million of which was paid by the Company in the year ended December 31, 2020, and the remainder was paid through the cash held in escrow.

On November 17, 2020, the GLN Subscription Receipts were converted, and the Company issued a total of 83,066,000 Gold Notes with a fair value of $83.1 million and 16,613,200 Listed Warrants with a fair value of $8.9 million.

The fair value of the Gold Notes was calculated using valuation pricing models on conversion. Significant inputs used in the valuation model include a credit spread, risk free rates, gold future prices and implied volatility of gold prices. The listed warrants were valued using the trading price for the equivalent warrants on the day before conversion.

Page | 23

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Subscription receipt conversion and issuance of long-term debt	Units	Amount

Fair value allocated to Gold Notes on November 17, 2020	83,066,000	$83,066
Change in fair value through profit and loss (Note 22)	-	771
Change in fair value through other comprehensive income due to changes in credit risk	-	(579)
As at December 31, 2020	83,066,000	83,258
Less: current portion	1,516,000	1,516
Non-current portion as at December 31, 2020	81,550,000	$81,742

As at December 31, 2020	83,066,000	$83,258
Repayments	(1,516,000)	(1,516)
Change in fair value through profit and loss (Note 22)	-	315
Change in fair value through other comprehensive income due to changes in credit risk	-	4,067

As at December 31, 2021	81,550,000	$86,124
Less: current portion	6,510,000	6,510

Non-current portion as at December 31, 2021	75,040,000	$79,614

  The key terms of the Gold Notes include:

•	The Gold Notes are denominated in units of $1.00.
•	The Gold Notes are non-callable, are secured over all assets of the Company, will be repaid over a seven-year term, and mature on August 26, 2027.
•

The Gold Notes represent senior secured obligations of the Company, ranking pari passu with all present and future senior indebtedness, including the Wheaton stream financing (Note 15), and senior to all present and future subordinated indebtedness of the Company.

•	The Gold Notes bear cash interest at a rate of 7.5% per annum, payable monthly.
•

An amount of physical gold will be set aside monthly by the Company in an escrow account (the “Gold Escrow Account”) to be used to fund the principal payments (the “Amortizing Payments”). Amortizing Payments are based on a prescribed number of ounces of gold and a $1,400 per ounce floor price.

•

To fund the quarterly Amortizing Payments, within five business days after the 15th day of each of February, May, August and November (the “Measurement Dates”), the gold accumulated in the Gold Escrow Account will be sold and the proceeds will be paid to holders on the following basis:

o

If the afternoon per ounce London Bullion Market Association Gold Price (the “London PM Fix”) on the Measurement Dates is above the $1,400 per ounce floor price, the Company will make a total cash payment to the holders of the Gold Notes equal to that number of gold ounces sold multiplied by the London PM Fix.

o

The Gold Premium will be the portion of the gold sale proceeds attributed to the excess of the London PM Fix over the $1,400 per ounce floor price and will not reduce the principal amount of the Gold Notes outstanding.

o

If the London PM Fix is at or below the $1,400 per ounce floor price, the Company will make a cash payment to the holders of the Gold Notes equal to the applicable Amortizing Payment. Any shortfall in the proceeds from the sale of the gold ounces below $1,400 per ounce will be paid by the Company.

•	The Company will use commercially reasonable efforts to hedge the $1,400 per ounce floor price for the Amortizing Payments on a rolling four-quarters basis.
•	The Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U”.

The amount of trading in the Gold Notes is not considered to constitute an active market, and therefore the fair value of the Gold Notes at December 31, 2021 and 2020 has been determined based on a valuation model using level 2 inputs, including gold price volatility, forward gold prices, credit spread and forward yield curves.

In November 2021, the Company completed the first scheduled quarterly amortizing payments of the Gold Notes totaling $2.0 million (2020 - $nil) of which $1.5 million was applied to reduce the principal amount outstanding and the remaining amount of $0.5 million was allocated to Gold Premiums. Interest expense of $6.2 million was paid out of the escrow account during the year ended December 31, 2021 (December 31, 2020 - $2.1 million). Interest and Gold

Page | 24

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Premiums were capitalized to qualifying assets starting February 2021 (Note 9) when the mining license extension was granted and management determined that the Lower Mine had reached technical feasibility and commercial viability. Scheduled Amortizing Payments of the Gold Notes at $1,400 per ounce are as follows:

	2022	2023	2024	2025	2026	2027	Total
Gold ounces	4,650	6,000	12,000	13,100	13,200	9,300	58,250
Principal repayments	$6,510	$8,400	$16,800	$18,340	$18,480	$13,020	$81,550

As at December 31, 2021, there were 350 ounces of gold held in the Gold Trust Account with a carrying value of $0.6 million, being the lower of cost and net realizable value (December 31, 2020 - 0 ounces; $0.0 million).

On February 8, 2022, the Company announced the results of a Noteholders meeting whereby approval was granted for an amendment to the trust indenture governing the Notes that will permit the Company to provide certain unsecured parent guarantees of future indebtedness incurred by subsidiaries.

12.	Aris Subscription Receipts

On December 3, 2020, the Company completed a private placement offering of 37,777,778 subscription receipts (“Aris Subscription Receipts”) at a price of C$2.25 per Subscription Receipt. The aggregate gross proceeds of C$85.0 million were deposited in escrow (Note 6) pending the satisfaction of certain release conditions. Each Aris Subscription Receipt entitled the holder to receive one unit of the Company on the exercise or deemed exercise of the Aris Subscription Receipt with each unit comprising one common share of the Company and one Listed Warrant of the Company having the same terms and conditions as the Listed Warrants issued pursuant to the Special Warrants (Note 16c).

On December 3, 2020, the Company recorded a liability for the initial fair value of the Aris Subscription Receipts in the amount of $66.0 million. The Aris Subscription Receipts represented a financial liability at FVTPL for the duration they were outstanding. The fair value of the liability at December 31, 2020 was determined based on the sum of the fair value of the common shares based on the closing market price of C$2.43 ($1.91), and the fair value of the Listed Warrants based on the closing market price of C$0.69 ($0.54), both Level 1 inputs. On December 31, 2020, the fair value of the Aris Subscription Receipts amounted to $92.6 million and the Company recorded a loss on financial instruments amounting to $26.6 million in the statement of operations during the year ended December 31, 2020 (Note 22).

Financing fees and expenses related to the Aris Subscription Receipts amounting to approximately $2.4 million (Note 21), including a fee equal to 3% of the aggregate gross proceeds paid pursuant to a services agreement between Aris Investments Corporation and the Company, were recorded in the statement of income (loss) in the year ended December 31, 2020.

On February 4, 2021, the release conditions of the Aris Gold private placement (“Aris Transaction”) were satisfied. The Company issued 37,777,778 common shares and 37,777,778 Listed Warrants to the holders and the $66.3 million

(C$85.0 million) of cash in escrow (Note 6) was released to the Company. On February 4, 2021, the aggregate fair value of the Aris Subscription Receipts amounted to $95.8 million, and the Company recorded a loss on financial instruments amounting to $3.1 million in the statement of operations during the year ended December 31, 2021.

	Units	Amount
Fair value allocated to Aris Subscription Receipts at December 3, 2020		$65,994
Change in fair value through profit and loss		26,632

Fair value allocated to Aris Subscription Receipts at December 31, 2020		$92,626
Change in fair value through profit and loss (Note 22)		3,126

As at the date of conversion on February 4, 2021		95,752
Fair value ascribed to Listed Warrants (Note 16c)	37,777,778	(22,165)
Fair value ascribed to Common Shares (Note 16b)	37,777,778	(73,587)

As at December 31, 2021		$-

Page | 25

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Lease Obligation

The Company’s lease obligations are related primarily to plant and equipment used in mining operations in Colombia and office leases, with payments made on a monthly basis. Leases mature between 2022 and 2024, are denominated in COP and CAD, and have interest rates that vary between 8.54% and 10.94%.

The following table summarizes the changes in lease obligations during the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
Opening Balance	$418	$125
Additions (net of cancellation before end of lease term)	516	398
Accretion	55	11
Lease payments	(346)	(130)
Exchange difference	(68)	14
As at period end	575	418
Less: current portion	276	206
Non-current portion	$299	$212

The undiscounted and discounted future lease payments are as follows:
	December 31, 2021	December 31, 2020
Undiscounted contractual payments
Within one year	$319	$240
More than one year	336	233
Total undiscounted lease obligations	655	473
Amount representing interest	(80)	(55)
Lease obligations - discounted	$575	$418

  Scheduled lease payments, comprising principal and interest, are as follows:

	1 Year	1 – 3 Years	Over 3 Years	Total

Total payments	$ 319	$ 336	$ -	$ 655

14.	Provision for Decommissioning

A summary of changes to the provision for decommissioning is as follows:

	Year ended December 31,
	2021	2020
Opening Balance	$4,402	$716
Recognized in the period	-	3,674
Change in discount rate during the period	(713)	-
Remediation payment	(54)	-
Accretion expense	181	42
Exchange difference	(578)	(30)
As at period end	3,238	4,402
Less: current portion	425	281
Non-current portion	$2,813	$4,121

The Company has estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Upper Mine within its Zona Baja mining license to be COP 25.3 billion (December 31, 2020 – COP 24.3 billion), equivalent to $6.4 million at the December 31, 2021 exchange rate (December 31, 2020 - $7.1 million). The following table summarizes the assumptions used to determine the decommissioning provision related to its mine:

Page | 26

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate

Marmato Mine	2022-2032	3.11%	8.08%

15.	Deferred Revenue

On April 15, 2021, the Company satisfied the remaining conditions of the PMPA with WPM and received the initial $34 million of the $110 million stream financing. Under the terms of the agreement, the remaining $76 million will be received in three installments as the development of the Lower Mine progresses.

Pursuant to the terms of the PMPA, WPM will purchase 6.5% of gold produced from the Marmato mine until 190,000 ounces of gold have been delivered, after which the purchased volume reduces to 3.25% of gold produced. WPM will also purchase 100% of silver produced from the Marmato mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPM will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.

The Company and its subsidiaries have provided security in favour of WPM in respect of their obligations under the PMPA, including, a first ranking general security agreement over substantially all properties and assets of the Company and its subsidiaries, security over the mining rights comprising the Marmato mine, and a first ranking share pledge over the shares of each of the subsidiaries of the Company.

The contract will be settled by the Company delivering precious metal credits to WPM. The Company recorded the deposit received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered under the PMPA.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the estimate as of December 31, 2021 included an estimated financing rate of 14.85%, long-term gold price estimates between $1,725 and $1,800 per ounce, long-term silver price estimates between $21.95 and $25.11 per ounce, a life of mine production schedule for Marmato that includes mineral reserves and a portion of the mineral resources, and expected timing for the completion of the additional construction milestones between 2021 and 2023.

Amount
As at December 31, 2020	$-

Receipt of initial deposit from WPM	34,000
Delivery of gold and silver ounces on closing of agreement	(2,639)
Cumulative catch-up adjustment (Note 19)	42
Recognition of revenue on ounces delivered	(2,231)
Accretion	3,360

Balance at December 31, 2021	$32,532

Less: current portion	2,117

Non-current portion	$30,415

For the year ended December 31, 2021 the deferred revenue recognized per ounce delivered for gold and silver was $1,744 and $19.68, respectively. Accretion was capitalized to qualifying assets as management has determined that the Lower Mine had reached technical feasibility and commercial viability (Note 9).

Subsequent to December 31, 2021, the Company satisfied conditions per the PMPA with WPM and received the next $4 million installment of the total $110 million stream financing.

Page | 27

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Share Capital

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

Bluenose Share Consolidation prior to the RTO Transaction

Effective February 21, 2020, the Company’s common shares were consolidated on a one-for-ten basis resulting in a total of 10,852,840 common shares issued and outstanding at the time of the RTO Transaction.

CFC Private Placements in conjunction with the RTO Transaction

On February 25, 2020, the Company issued a total of 39,542,600 common shares to the former shareholders of CFC on a one-for-one basis in connection with the RTO Transaction described in Note 5, including a total of 10,792,500 common shares issued pursuant to two private placements completed by CFC (collectively, the “CFC Private Placements”) prior to the RTO Transaction. Transaction costs related to CFC Private Placements amounted to $0.6 million, of which $0.2 million was allocated to the warrants (Note 16c) and was recognized as a financing fee in the statement of operations. The remaining balance of the transaction costs of $0.4 million was allocated to share capital.

On February 7, 2020, GCM, through a wholly-owned subsidiary, purchased 7,500,000 units of CFC in a non-brokered private placement basis (“CFC GCM Private Placement”) at a price of C$2.00 per unit, for gross cash proceeds of C$15.0 million ($11.3 million), of which C$2.4 million ($1.8 million) was advanced in December 2019 (Note 24b). At the closing of the RTO Transaction, each unit issued under the CFC GCM Private Placement was exchanged for one common share of the Company and one Unlisted Warrant. A total of $5.0 million was allocated to the warrant liability (Note 16c) and the remaining $6.3 million of the gross proceeds was allocated to the common shares and recorded as share capital.

Financial Advisory Fee related to the RTO Transaction

Pursuant to an advisory agreement between a consultant and the Company, consultants received 100,000 common shares of the Company on completion of the RTO Transaction.

GCM Private Placement

On June 30, 2020, GCM purchased 7,000,000 common shares from the Company on a non-brokered private placement basis at a price of C$2.00 per share for gross cash proceeds of C$14.0 million ($10.3 million). The Company then advanced $10.0 million of the net proceeds on June 30, 2020 to South American Resource Corporation (“SARC”), secured by a promissory note receivable from SARC (Note 8). The $10.0 million was advanced to SARC as partial consideration for the purchase of all the outstanding shares of SARC.

Shares Issued in Acquisition of SARC

As described in Note 8, the Company issued 20,000,000 SARC Consideration Shares to the shareholders of SARC at an ascribed value of C$2.71 per share, being the closing market price of the Company’s shares on July 2, 2020, amounting to a total of C$54.2 million ($40.0 million).

Special Warrants Financing

On July 29, 2020, the Company completed a bought deal financing of 22,222,222 special warrants (“Special Warrants”) at a price of C$2.25 per Special Warrant for aggregate gross proceeds of C$50,000,000 (equivalent to $37.4 million) (the “SW Offering”). Total financing fees and expenses recorded in the statement of operations in the year ended December 31, 2020 related to the Special Warrants amounted to $2.8 million (Note 21).

Page | 28

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Amount

As at July 29, 2020	$37,365
Change in FVTPL (Note 22)	18,141

As at September 28, 2020	55,506
Allocated to common shares on deemed exercise of Special Warrants (Note 16b)	(45,535)
Allocated to Warrant liability on deemed exercise of Special Warrants (Note 16c)	(9,971)

As at December 31, 2020	$-

Each Special Warrant entitled the holder thereof to receive one unit of the Company on exercise or deemed exercise of the Special Warrant with each unit comprising one common share of the Company and one common share purchase warrant (“Listed Warrant”), subject to adjustment in certain events per the indenture governing the Special Warrants.

On September 28, 2020, the Special Warrants were deemed to be exercised and the Company issued 22,222,222 common shares with a fair value of $45.5 million and 22,222,222 Listed Warrants with a fair value of $10.0 million to the holders. On the date of exercise, the aggregate fair value of the common shares and Listed Warrants issued exceeded the carrying amount of the Special Warrants and the Company recognized a loss on financial instruments in the amount of $18.1 million in the statement of operations during the year ended December 31, 2020 (Note 22).

c)	Share Purchase Warrants

The Company has three categories of share purchase warrants, two of which represent financial liabilities as the exercise prices are denominated in Canadian dollars, which is different from the Company’s US dollar functional currency. The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the year ended December 31, 2021:

	Units	Amount
Unlisted Warrants – exercise price C$3.00, exercisable until December 19, 2024
As at December 31, 2020	10,800,000	$5,240
Fair value adjustment (Note 22)	-	(2,458)
Balance at December 31, 2021	10,800,000	$2,782

Listed Warrants – exercise price C$2.75, exercisable until July 29, 2025
As at December 31, 2020	38,835,422	$21,058
Fair value allocated on exchange of the Aris Subscription Receipts (Note 12)	37,777,778	22,165
Fair value adjustment (Note 22)	-	(19,051)
Balance at December 31, 2021	76,613,200	$24,172

Balance at December 31, 2020 - total warrant liabilities		$26,298
Balance at December 31, 2021- total warrant liabilities		$26,954

Unlisted Warrants issued in the RTO Transaction

The fair value of the Unlisted Warrants issued in the RTO Transaction was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	December 31, 2021	December 31, 2020

Expected volatility (1)	63%	71%
Exercise price	C$3.00	C$3.00
Risk-free interest rate	1.05%	0.33%
Expected life of options	3.0 years	4.0 years
Dividends expected	0%	0%
Liquidity discount	8%	46%
(1)	Due to the absence of trading history of the Company’s own equity securities, volatility was determined using a group of peer companies in the same industry.

Page | 29

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Listed Warrants (ARIS.WT)

During the year ended December 31, 2021, the Company issued 37,777,778 Listed Warrants pursuant to the exercise of Aris Subscription Receipts (Note 12). The Listed Warrants currently trade on the TSX under the symbol ARIS.WT. The fair value of the Listed Warrants was determined based on the quoted closing price for the Company’s warrants on the TSX on December 31, 2021, a Level 1 input of C$0.40 ($0.32) per warrant (December 31, 2020 - C$0.69 ($0.54)). The Company may accelerate the expiry date of the Listed Warrants after July 29, 2023 in the event that the closing price of the Company’s common shares on the TSX is greater than CA$2.75 per share for a period of 20 consecutive trading days.

Broker Warrants

In connection with CFC’s Subscription Receipts Financing described in Note 16b, the agents received a cash commission of $0.2 million and 125,550 non-transferable broker warrants (“Broker Warrants”). Each Broker Warrant, exercisable at a price of C$2.00 per Broker Warrant for a period of three years ending December 19, 2022 entitles the agents to purchase one common share and one Unlisted Warrant. The fair value of the Broker Warrants of $0.2 million at the closing of the RTO Transaction was determined using the Black-Scholes option pricing model and Level 2 fair value inputs, including expected share price volatility of 75%, risk free interest rate of 1.24% and dividend yield of 0%. Approximately $0.1 million of the fair value was allocated to the Unlisted Warrants and included in financing fees and expenses (Note 21) and the remaining $0.1 million was allocated to share issue costs.

On October 2, 2020, 7,500 Broker Warrants were exercised and the Company issued 7,500 common shares and 7,500 Unlisted Warrants. As of December 31, 2021 the Company had 118,050 outstanding Broker Warrants (December 31, 2020 – 118,050). There were no Broker Warrants exercised in year ended December 31, 2021.

d) Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSXV and TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the years ended December 31, 2020 and 2021 is as follows:

	Options outstanding	Weighted average exercise price (C$)

Opening balance at January 1, 2020	-	$ -
Options honoured through RTO Transaction	330,000	2.10
Options granted	4,910,000	2.05
Exercised (1)	(75,000)	2.10
Expired or cancelled	(60,000)	2.00
Balance at December 31, 2020	5,105,000	$ 2.05
Options granted	1,429,468	3.03
Exercised (2)	(255,000)	2.10
Expired or cancelled	(450,000)	2.00
Balance at December 31, 2021	5,829,468	$ 2.29
(1)	The weighted average share price at the date stock options were exercised was C$2.80.
(2)	The weighted average share price at the date stock options were exercised was C$2.53.

Page | 30

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of the inputs used in the determination of the fair values of the stock options granted in the years ended December 31, 2021 and 2020, using the Black-Scholes option pricing model, is as follows:

	RTO Options honoured	March 12, 2020	June 26, 2020	Sept 23, 2020	February 12, 2021	April 6, 2021
Total options issued	330,000	4,550,000	160,000	200,000	1,302,207	127,261
Market price of shares at grant date	C$1.80	C$1.98	C$2.50	C$2.73	C$3.10	C$2.35
Exercise price	C$2.10	C$2.00	C$2.50	C$2.73	C$3.10	C$2.35
Dividends expected	Nil	Nil	Nil	Nil	Nil	Nil
Expected volatility(1)	75%	75%	75%	75%	68%	68%
Risk-free interest rate	1.24%	0.52%	0.26%	0.25%	0.22%	0.51%
Expected life of options	1 year	5 years	5 years	2 years	3 years	3 years
Vesting terms	Honoured	50% Grant	50% Grant	100%	50% Feb 12,	50% April
	on RTO	Date 50% March 12, 2021	Date 50% June 26, 2021	March 17, 2021	2022 50% Feb 12, 2023	6, 2022 50% April 6, 2023

(1) Due to the absence of trading history of the Company’s own equity securities, volatility was determined using a group of peer companies in the same industry.

The table below summarizes information about the stock options outstanding and the common shares issuable as at December 31, 2021:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)

March 1, 2025	4,040,000	4,040,000	3.2	$2.00
June 26, 2025	160,000	160,000	3.5	2.50
September 17, 2022	200,000	200,000	0.7	2.73
February 12, 2024	1,302,207	-	2.1	3.10
April 6, 2024	127,261	-	2.3	2.35

Total outstanding at the end of the period	5,829,468	4,400,000	2.8	$2.29

Subsequent to December 31, 2021, 50,000 fully vested options with an exercise price of C$2.00 per share were cancelled.

e)	DSUs

A summary of the DSUs granted in the year ended December 31, 2021 and 2020 are as follows:

	March 12, 2020	March 31, 2021	June 30, 2021	Sept 30, 2021	Dec 31, 2021

DSUs granted	241,722	50,925	54,180	87,094	74,032
Price per DSU on grant date	C$2.00	C$2.17	C$2.00	C$1.28	C$1.51
Vesting Terms	50% Grant Date	Immediate	Immediate	Immediate	Immediate
	50% March 1, 2021	vesting	vesting	vesting	vesting

In connection with the Aris Transaction (Note 12), five of the Company’s non-executive directors ceased to be directors on February 4, 2021. As a result, their unvested DSUs vested immediately, and the Company paid a total of $0.6 million in cash to the departing directors in settlement of a total of 350,730 DSUs. Subsequent to the Aris Transaction, the Company’s non-executive directors will receive a portion of their annual retainer in DSUs on a quarterly basis.

Page | 31

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the years ended December 31, 2021 and 2020 is as follows:

	Units	Amount

Balance, December 31, 2019	-	$ -
Granted and vested during the period	215,652	360
Unvested DSUs recognized in the period	-	269
Change in fair value	-	52
Balance at December 31, 2020	215,652	$ 681
Vested in the period, not previously recognized	74,863	138
Vested in the period, previously recognized	140,789	(9)
Exercised in the period	(350,730)	(647)
Change in fair value	-	(15)
Balance at February 4, 2021	80,574	$ 148
Granted and vested during the period	266,231	350
Change in fair value	-	(85)
December 31, 2021	346,805	$ 413

The DSU liability at December 31, 2021 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$1.51 ($1.19) per share.

f)	Performance share units (PSU)

On February 12, 2021, the Board approved the grant of a total of 582,628 PSUs to executive officers and management of the Company at a price of C$3.10 per share ($2.44). On April 6, 2021, the Board approved the grant of a total of 163,889 PSUs to executive officers and management of the Company at a price of C$2.35 per share ($1.88).

A summary of changes to the PSU liability, included in other long-term liabilities, during year ended December 31, 2021 is as follows:

	Units	Amount
Balance at December 31, 2020	-	$ -
Granted and vested during the period	-	-
Unvested PSUs recognized in the period	746,517	519
Change in fair value	-	(253)
Balance at December 31, 2021	746,517	$ 265

g)	Share-based compensation expense

	Year ended December 31,
	2021	2020

Stock-option expense	$ 1,410	$ 3,821
DSU expense	379	681
PSU expense	265	-

Total share-based payments	$ 2,054	$ 4,502

Page | 32

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	Income Taxes

A reconciliation between income tax expense and the product of the accounting net (loss) income before income taxes multiplied by the Company’s domestic federal and provincial combined tax rate is provided below:

	Year ended December 31,
	2021	2020

Income (loss) before income taxes	$ 220	$ (80,481)
Canadian statutory income tax rate	27.0%	26.5%
Income tax expense (recovery) at statutory rate	59	(21,327)
Increase (decrease) in income tax provision resulting from:
Non-taxable loss (gain) on financial instruments	(4,963)	12,701
Change in unrecognized deferred tax assets	4,049	4,699
Impact of change in statutory tax rates	534	-
Non-deductible share-based compensation	381	1,193
Non-deductible RTO transaction costs	-	4,426
Differing effective tax rate on loss in foreign jurisdiction	282	624
Non-deductible expenses and other	1,451	317

Income tax expense	$ 1,793	$ 2,633

Current income tax expense	$ 815	$ 2,699
Deferred income tax expense (recovery)	978	(66)

Income tax expense	$ 1,793	$ 2,633

A summary of the components of the recognized net deferred income tax is as follows:

	December 31, 2021	December 31, 2020

Deferred tax assets
Non-Capital losses	$ 2,233	$ -
Other	911	41
Deferred tax liabilities
Mining interests, plant and equipment	(7,168)	(3,602)

Total deferred tax	$ (4,024)	$ (3,561)

A summary of the movement in net deferred tax liability is as follows:

	Year ended December 31,
	2021	2020

Balance at the beginning of the year	$ 3,561	$ 3,804
Recognized in net loss	978	(66)
Recognized in other comprehensive loss	(515)	(177)

Balance at the end of the year	$ 4,024	$ 3,561

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Deferred tax assets are recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

Page | 33

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

	December 31, 2021	December 31, 2020

Non-capital losses	$18,859	$7,596
Financing fees	7,997	11,493
Gold-linked Notes	4,697	-
Other	1,996	-

Total	$33,549	$19,089

At December 31, 2021 the Company has non-capital loss carry-forwards in Canada aggregating $27.1 million (December 31, 2020 - $7.6 million) which expire over the period between 2034 and 2041 available to offset future taxable income in Canada.

18.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

Financial liabilities measured at fair value through profit and loss (FVTPL) include the warrant derivative liabilities, the DSU payable, PSU payable and gold-linked notes which are measured at their fair value at the end of each reporting period.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the Consolidated Statements of financial position at fair value are categorized as follows:

	December 31, 2021		December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Gold-linked notes (Note 11)	$-	$86,124	$-	$83,258
Warrant liabilities (Note 16c)	24,172	2,782	21,058	5,240
Aris Subscription Receipts Payable (Note 12)	-	-	92,626	-
DSU and PSU liabilities (Note 16e, Note 16f)	678	-	681	-

Total	$24,850	$88,906	$114,365	$88,498

At December 31, 2021, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2 during the period. There were no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

Page | 34

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

b)	Credit risk

	December 31, 2021	December 31, 2020
Trade	$95	$113
VAT recoverable – current	1,708	1,083
VAT recoverable – non-current	1,102	-
HST recoverable	51	505
Other	2,396	506

Total	$5,351	$2,207

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at December 31, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months, and the outstanding amount of non-current VAT when the Lower Mine reaches commercial production.

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2021. The Company’s undiscounted commitments at December 31, 2021 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total

Trade, tax and other payables	$13,234	$-	$-	$-	$13,234
Other long-term liabilities	-	265	-	-	265
Reclamation and closure costs	442	261	132	5,530	6,365
Lease payments	319	336	-	-	655
Gold-linked notes - principal	6,510	25,200	36,820	13,020	81,550
Gold-linked notes - interest	5,910	9,760	4,839	399	20,908
Gold-linked notes - premium	2,035	9,078	15,908	6,324	33,345
Other contractual commitments	1,774	3,108	-	-	4,882

Total	$30,224	$48,008	$57,699	$25,273	$161,204

Following receipt of funds under the PMPA on April 15, 2021, Aris Gold’s silver and gold production from the Marmato mine is subject to the terms of the PMPA with WPM. Refer to Note 15 for details on the obligations to WPM.

Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

Page | 35

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

d)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through Other Comprehensive Income (Loss) .

•	Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”). The impact of such exposure is recorded in the statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. For the years ended December 31, 2021 and 2020, the Company did not utilize derivative financial instruments to manage this risk.

The following table summarizes the Company’s current net assets held in Canadian dollars and Colombian pesos (in US dollar equivalents) as of December 31, 2021 and 2020, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	December 31, 2021	Impact of a 10% Change	December 31, 2020	Impact of a 10% Change
Canadian Dollars (C$)	(27,784)	2,526	(52,915)	4,800
Colombian Peso (COP)	(2,024)	120	(9,277)	600

e)	Impact of COVID-19

Due to the worldwide COVID-19 outbreak, conditions may come into existence in future that could influence the Company’s operations and impact the ability to generate operating cash flows and raise capital, if needed. Impacts that COVID-19 may have that could impact the Company include:

•	global gold prices;
•	demand for gold and the ability to refine and sell gold produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power; or
•	ability to obtain funding, if needed.

The COVID-19 situation has not significantly impeded the operation of the business and the Company has implemented its business continuity plan, including enhanced health and safety and other measures to protect its workers. Management believes the business holds, or has access to, sufficient levels of materials and supplies and access to personnel to maintain production without interruption at the present time. There is risk that a reinstatement of a prolonged period of quarantine may adversely impact operating cash flow. Management is continuing to take steps to manage its discretionary operating and capital expenditures to preserve its liquidity during this unusual situation.

f)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

Beginning September 30, 2021, the Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish

Page | 36

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note

6). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

•	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or

•

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at December 31, 2021 the Company had no outstanding commodity hedging contracts in place as management believe the second condition outlined above applies as of the date of these statements.

19.	Revenue

	Year ended December 31,
	2021	2020

Gold	$48,133	$42,116
Silver	758	674
Cumulative catch-up adjustment (Note 15)	(42)	-

Total	$48,849	$42,790

20.	Cost of Sales

	Year ended December 31,
	2021	2020

Salaries and employee benefits	$16,434	$13,739
Materials and supplies	9,361	7,458
Contractors and services	7,500	5,198
Other production costs	3,236	3,052
Production taxes	4,384	4,121

Total	$40,915	$33,568

21.	Finance Costs

	Year ended December 31,
	2021	2020

Special Warrants financing costs (Note 16b)	$-	$2,787
GLN Subscription Receipt finance costs (Note 11)	-	6,500
Wheaton PMPA	-	1,805
CFC Private Placement finance costs (Note 16b)	-	354
Aris Subscription Receipts finance costs (Note 12)	149	2,363

Total	$149	$13,809

22.	Loss (gain) on Financial Instruments

	Year ended December 31,
	2021	2020

Aris Subscription Receipts (Note 12)	$3,126	$26,632
Gold Notes (Note 11)	315	771
Unlisted Warrant liability (Note 16c)	(2,458)	(2,002)
Special Warrants (Note 16b)	-	18,141
GLN Subscription Receipts (Note 11)	-	2,179
Listed Warrant liability (Note 16c)	(19,051)	2,206

Total	$(18,068)	$47,927

Page | 37

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

23.	Changes in non-cash Operating Working Capital Items

	Year ended December 31,
	2021	2020
Accounts Receivable	$(2,167)	$(419)
Inventories	(736)	(2,881)
Prepaid expenses and deposits	(268)	83
Accounts payable and accrued liabilities	277	6,191

Total	$(2,892)	$2,974

24.	Related Party Transactions

a)     Due to related party

	December 31,	December 31,
	2021	2020

Royalty (Note 24c)	$109	$11
Funding related to operating and capital expenditures	-	235

Total	$109	$246

The amounts due to related party are non-interest bearing and are due on demand.

b)	Additional related party transactions with GCM

GCM, a controlling shareholder of the Company prior to the completion of the Aris transaction (Note 12) on February

4, 2021, and a significant shareholder thereafter, has participated in a number of the Company’s financings in the year ended December 31, 2021 and 2020 as follows:

•	On February 25, 2020, $1.8 million of the balance due to GCM at December 31, 2019 was settled in conjunction with the closing of the GCM Private Placement.
•	On February 7, 2020, CFC completed the CFC GCM Private Placement, applying the $1.8 million advance made by GCM in December 2019 to the gross proceeds of the financing (Note 16b).
•

On June 30, 2020, GCM purchased 7,000,000 common shares (Note 16b) from the Company on a non-brokered private placement basis at a price of C$2.00 per share for gross cash proceeds of C$14.0 million ($10.3 million). The Company then advanced $10.0 million of the net proceeds on June 30, 2020 to SARC which was secured by a promissory note receivable from SARC. The $10.0 million was advanced to SARC as partial consideration for the purchase of all the outstanding shares of SARC.

•	On July 29, 2020, GCM purchased C$20.0 million ($14.9 million) of the Special Warrants (Note 16b) issued by the Company.
•	On August 26, 2020, GCM purchased $10.0 million of the GLN Subscription Receipts (Note 11) issued by the Company.

c)	Related party royalty

The Company pays a royalty of 4% on gold and silver revenue to a subsidiary of GCM in respect of production sourced from the neighbouring Echandia mining title. During the years ended December 31, 2021 the royalty amounted to $0.2 million (December 31, 2020 - $0.1 million).

d)	Key management personnel compensation

	Year ended December 31,
	2021	2020
Short-term employee benefits	$3,691	$1,148
Termination benefits	9,145	-
Share-based compensation	1,843	3,237
Total	$14,679	$4,385

Page | 38

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that, prior to the RTO Transaction, key management personnel consisted of the Board of Directors and certain executive officers of its parent company, GCM. GCM did not charge the Company any fees with respect to the services of the key management personnel prior to the RTO Transaction.

Subsequent to the RTO Transaction, and prior to the Aris transaction, the Company has determined that its key management personnel consist of its Board of Directors and executive officers. Termination benefits of $9.1 million were paid to the previous management team in the year ended December 31, 2021, which have been included in acquisition and restructuring costs.

Subsequent to the Aris transaction, The Company has determined that key management personnel consist of its new Board of Directors and new executive officers. The Company has implemented compensation plans for its key management personnel. In addition to their salaries and annual bonuses, executive officers participate in the Company’s long-term incentive plan which comprises of a stock option plan and PSU plan. In addition to their annual retainer fees, non-executive directors participate in the Company’s DSU plan.

During the year ended December 31, 2021 a total of 1,189,023 stock options (Note 16d), and 531,988 PSU’s (Note 16f) were granted to the Company executive officers, and a total of 266,231 DSUs (Note 16e) were granted to the Company’s non-executive directors.

25.	Capital Management

The Company’s objectives when managing capital are to safeguard the entity’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support any expansionary plants, maintain sufficient capital for potential investment opportunities and to pursue generative acquisition opportunities. The Company intends to finance potential acquisitions with a prudent combination of equity, debt and other forms of financing. In the management of capital, the Company includes the components of equity, and loan facilities, net of cash. Capital, as defined above, is summarized in the following table:

	2021	2020

Equity	$126,720	$65,590
Long-term debt	86,124	83,258
	212,844	148,848
Less: Cash	(138,008)	(32,007)
	$74,836	$116,841

The Company manages its capital structure and makes adjustments to it in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

Page | 39

Notes to the Consolidated Financial Statements Years ended December 31, 2021 and 2020 (Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

26.	Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Marmato Mine in Colombia, its Juby Project in Canada and its corporate functions in Canada and Panama as its reportable segments.

	Marmato	Juby	Corporate	Total

Year ended December 31, 2021
Revenue	$48,849	$-	$-	$48,849
Cost of sales	(40,915)	-	-	(40,915)
Depreciation	(1,891)	-	(115)	(2,006)
Segment net income (loss)[1]	1,807	-	(3,380)	(1,573)
Year ended December 31, 2020
Revenue	$42,790	$-	$-	$42,790
Cost of sales	(33,789)	-	-	(33,789)
Depreciation	(1,152)	-	-	(1,152)
Segment net income (loss)[1]	3,848	-	(86,962)	(83,114)

Reportable segment assets as at December 31, 2021	$121,579	$51,643	$120,044	$293,266
Reportable segment liabilities as at December 31, 2021	49,931	-	117,015	$166,946

Reportable segment assets as at December 31, 2020	$66,505	$50,052	$174,019	$290,576
Reportable segment liabilities as at December 31, 2020	19,629	-	205,357	224,986
(1)	Included in segment net income (loss) are total employee benefits costs of $32.1 million (2020: $19.7 million).

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